Exhibit 99.1

October 10, 2024

Dear Valens Semiconductor Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Valens Semiconductor Ltd. (the “Meeting”), to be held on, Monday, November 25, 2024, at 4:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on Friday, October 11, 2024, are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Peter Mertens
Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held at 4:00 p.m. (Israel time) on Monday, November 25, 2024

Dear Valens Semiconductor Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Valens Semiconductor Ltd. (the “Company”), to be held on Monday, November 25, 2024, at 4:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel (the telephone number at that address is +972-9-7626900).

The following matters are on the agenda for the Meeting (collectively, the “Proposals”):

(1)	to re-elect each of Peter Mertens, Peter Kuo and Adi Yarel Toledano as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their office is vacated in accordance with our Articles of Association (as defined below) or the Companies Law (as defined below); and

(2)	to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023. A copy of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2024, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=17315966.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 11, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares, no par value (the “Ordinary Shares” or the “Shares”) by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on October 11, 2024 or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote “FOR” each of the above Proposals, which are described in the attached proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is October 17, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K. To the extent that there are any additional agenda items that our Board of Directors determines to add as a result of any such submission, we will publish an updated notice and proxy card with respect to the Meeting, no later than October 24, 2024, to be furnished to the SEC in a Report of Foreign Private Issuer on Form 6-K.

Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.valens.com/home/default.aspx or at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, upon prior notice and during regular working hours (telephone number: +972-7696900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on Sunday, November 24, 2024 to be validly included in the tally of Shares voted at the Meeting. Submitting your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card. Our proxy statement is furnished herewith.

By Order of the Board of Directors,

Peter Mertens
Chairperson of the Board of Directors

Valens Semiconductor Ltd.

Proxy Statement

Annual General Meeting of Shareholders

To Be Held at 4:00 p.m. (Israel time) on Monday, November 25, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Valens Semiconductor Ltd. (the “Company” or “Valens”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, November 25, 2024, at 4:00 p.m. (Israel time), at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s ordinary shares, no par value (the “Ordinary Shares” or the “Shares”), beginning October 16, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 11, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect each of Peter Mertens, Peter Kuo and Adi Yarel Toledano as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified; and

(2)	to approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On October 10, 2024, we had a total of 106,379,709 Shares issued and outstanding. Each Share outstanding as of the close of business on October 11, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting.

Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals. Each Share outstanding as of the close of business on October 10, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet- If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone- If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or Continental Stock Transfer & Trust Company receives it in the enclosed envelope no later than 11:59 p.m. EDT on Sunday, November 24, 2024.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on October 10, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Tuesday, October 29, 2024. Certain officers, directors, employees and agents of Valens, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Continental Stock Transfer & Trust Company or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.valens.com/home/default.aspx. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important. If you have questions about how to vote your Shares, you may contact Michal Benari, Investor Relations Manager, at investors@valens.com.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2023 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on February 28, 2024 (the “Annual Report”), a copy of which is available at the “Investor Relations” portion of our website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=17315966..

CORPORATE GOVERNANCE

Overview

Valens is committed to effective corporate governance and independent oversight by our Board.

Under our Articles of Association, the number of directors on our board of directors can be no less than three and no more than eleven directors, as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed by a vote of 65% of the total voting power of our shareholders in accordance with our Articles of Association.

Our Board currently consists of ten directors. Each of our eight non-employee directors was determined by our Board to be independent under NYSE corporate governance rules

Considerations in Evaluating Director Nominees

Our Nominating, Corporate Governance and Sustainability Committee (the “Nominating and Governance Committee”) believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.

☒	Public Company Leadership

Our business is growing, global in scope, technologically complex and our market is evolving rapidly. Our leadership is composed of individuals who have helped lead public companies, had operating or functional leadership responsibilities at public companies, and have proven leadership experience in developing and advancing a vision and making executive-level decisions.

☒	Public Company Board Experience

We look for directors who have proven public company board experience, and who have demonstrated a steady hand in understanding and representing shareholder interests.

☒	Finance, Capital Management & Capital Markets

Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify the issues associated with our business and take an analytical approach to capital allocation decisions. Additionally, individuals with proven capital markets experience are able to help determine and support strategies to fund future growth, optimize balance sheet efficiency, enhance our cost of capital and help evolve our ownership structure.

☒	Global Operating Experience

We are a global company. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

☒	Diversity

We believe directors with diverse backgrounds, including gender diversity, provide valuable perspectives that enhance our competitiveness.

BOARD MEMBERS	Public Co. Leadership Experience	Public Co. Board Experience	Finance, Capital Mgmt. & Capital Markets	Global Operating Experience	Technology and Industry Expertise	Diversity
Peter Mertens	+	+		+
Gideon Ben Zvi	+	+		+	+
Dror Jerushalmi		+		+	+
Eyal Kishon	+	+			+
Peter Kuo			+			+
Michael Linse
Tal Yaacobi		+	+
Adi Yarel Toledano			+			+
Yahal Zilka	+	+	+

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

Corporate Governance Best Practices
✔	8 of 10 Directors are independent	✔	Direct Board member and committee interaction with executive team and key employees
✔	Fully independent committees	✔	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
✔	Annual Board and committee self-evaluations	✔	Set annual incentive targets to our chief executive officer based on measurable performance objectives
✔	Performance-based compensation	✔	Cap cash bonus payments and annual equity-based compensation
✔	Regularly review the executive compensation and peer group data

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report on Form 20-F.

Equity dilution

The Compensation Committee and Board recognize that equity dilution is an important consideration for shareholders and target overall dilution levels below 10%. As of October 10, 2024, the Company’s overall level of dilution from equity compensation to employees and management, was approximately 15.9%.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that our Board must consist of at least three and not more than eleven directors, including external directors, if any were elected.

Our Board currently has ten directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Eyal Kishon, Moshe Lichtman, Dror Jerushalmi and Tal Yaacobi, and their terms expire at our annual meeting of shareholders to be held in 2025;

●	the Class II directors, are Yahal Zilka, Michael Linse and Gideon Ben Zvi, whose term was extended on November 22, 2023, and will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Peter Mertens, Peter Kuo and Adi Yarel Toledano, and their terms expire at the meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Peter Mertens, Peter Kuo and Adi Yarel Toledano.

If re-elected at the Meeting, each of Peter Mertens, Peter Kuo and Adi Yarel Toledano will serve until the 2027 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Peter Mertens, Peter Kuo and Adi Yarel Toledano has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of Valens, taking into account the size and special needs of Valens.

During 2023, each of the directors standing for re-election at the Meeting attended 100% of our Board and Board committee meetings, as applicable.

The Nominating, Corporate Governance and Sustainability Committee of our Board and our Board recommended that each of Adi Yarel Toledano, Peter Kuo and Peter Mertens be re-elected at the Meeting as a Class III director for a term to expire at the 2026 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Our Board approved this recommendation.

Biographical information concerning Peter Mertens, Peter Kuo and Adi Yarel Toledano is set forth below:

Peter Mertens has served as the Chairperson of Valens’ Board of Directors since 2020. Mr. Mertens brings more than 35 years of experience in the automotive industry, having held senior positions with major OEMs, including CTO at Volvo Cars for six years, General Motors Global Line Executive for eight years, various management positions at Mercedes-Benz, and member of the Board of Management of Audi AG, responsible for Technical Development and Design. Mr. Mertens also served as member of the Board of Directors of several companies, such as Polestar SE, Zenuety SE, Audi Sport GmbH, Audi China, Volkswagen Financial Service, Recogni Inc. and Faurecia. Mr. Mertens is the founding Chairman of AID/Argo AI Europe. Mr. Mertens serves as the chairman of the board of Aurora Labs and is a member of the board of directors of proteanTecs and V-HOLA. Mr. Mertens was a Fulbright scholar at Virginia Polytechnic Institute, USA. He holds a Master of Science in Industrial Engineering and Operations Research and a PhD in Production Engineering and Industrial Engineering from the University of Kaiserslautern where he served as a Member of the staff. Mr. Mertens is a valuable member of Valens’ Board of Directors because of his extensive experience in the automotive industry and his prior track record as a senior executive and director.

Peter Kuo co-founded PTK Technologies, LLC with Mr. Zhang, previous board member of Valens, and serves as PTK’s Chief Executive Officer and Director. He has over 20 years of experience in global multi-national technology investing and tech banking and was essential in the successful execution of Valens Semiconductor’s listing on the New York Stock Exchange in September 2021. Mr. Kuo is also a co-founding partner of Canyon Bridge, a private equity firm focused on technology transactions and a Venture Partner at Novo Tellus, a private equity firm investing in the technology and industrials sector in the Indo-Pacific region. Prior to co-founding Canyon Bridge, Mr. Kuo was a managing director at the financial services firms Lazard and Cowen. He began his investment career at Pacific Venture Group, an Asia-based VC firm and also practiced law at Davis Polk & Wardwell. Mr. Kuo holds a J.D. from Harvard Law School and a B.S. in Foreign Service from Georgetown and was a Fulbright Scholar.

Adi Yarel Toledano has served as a general partner and a CFO at TLV Partners, a leading Israeli venture capital since 2018. Ms. Yarel Toledano has two decades of experience with global financial management, private fundraising, merger & acquisitions and portfolio management. At TLV Partners Ms. Yarel Toledano is in charge of all finance, legal and operations related matters including fund planning, deals structuring, fundraising, reporting, compliance, portfolio monitoring, risk management. Before joining TLV Partners Ms. Yarel Toledano was a partner CFO at Magma Ventures Partners for 14 years. Through her years as a general partner Ms. Yarel Toledano has worked closely with dozens of portfolio companies’ management and financial teams helping them grow from seed to global market leaders. Ms. Yarel Toledano is a Certified Public Accountant (CPA) in Israel and holds her B.A. in Accounting and Business Administration from the College of Management of Tel Aviv, Israel. Ms. Yarel Toledano is a valuable member of Valens’ Board of Directors because of her extensive experience in venture capital and her prior track record as a senior executive.

Proposal

The shareholders are being asked to re-elect each of Peter Mertens, Peter Kuo and Adi Yarel Toledano for a term to expire at the 2027 annual general meeting of our shareholders, and until their respective successors are duly elected and qualified, or until their offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

FURTHER RESOLVED, that Peter Mertens be re-elected as a Class III director, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law;

RESOLVED, that Peter Kuo be re-elected as a Class III director, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Adi Yarel Toledano be re-elected as a Class III director, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until her successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Peter Mertens, Peter Kuo and Adi Yarel Toledano as a Class III director for a term to expire at the 2027 annual general meeting.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THIER REMUNERATION

Background

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company. Our audit committee and Board have approved the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the year ending December 31, 2023, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, in each of the previous two fiscal years:

	2023	2022
	(in thousands dollars)
Audit fees(1)	315	304
Audit-related fees(2)	8	20
Tax fees(3)	54	58
All other fees(4)	13	1
Total	390	383

(1)	“Audit fees” for the years ended December 31, 2022 and 2023 include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted in a Report of Foreign Private Issuer on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Audit-related fees” or the year ended December 31, 2022 and 2023, consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3)	“Tax fees” for the years ended December 31, 2022 and 2023 include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” for the years ended December 31, 2022 and 2023 include fees for services rendered by our independent registered public accounting firm with respect to automation tool.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the re-appointment Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2024.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the Annual Report on Form 20-F filed with the SEC on February 28, 2024, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” portion of our Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=17315966.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F filed with the SEC on February 28, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” portion of the Company’s website at https://investors.valens.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=17315966.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Peter Mertens
Chairperson of the Board of Directors

Dated: October 10, 2024